December 13, 2006

Zev M. Bomrind
T: (212) 479-6113 F: (212) 479-6275 zbomrind@cooley.com

VIA Federal Express and EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Peggy Fisher, Assistant Director

Re:	MedaSorb Technologies Corporation Amendment No. 1 to Registration Statement on Form SB-2 File No. 333-138247

Ladies and Gentlemen:

Concurrently herewith, MedaSorb is filing Amendment No. 1 to its Registration Statement. Separate copies of this letter are being transmitted directly to members of the Staff engaged in the review process, together with six printed copies of Amendment No. 1, of which three are blacklined to show changes from the Registration Statement as initially filed. Set forth below are MedaSorb’s responses to the Commission’s comment letter from Peggy Fisher to Al Kraus dated November 21, 2006.

The responses are numbered to correspond to the numbered paragraphs of the comment letter. Except as otherwise noted, all information in this response has been provided by MedaSorb.

General

1. We respectively submit that the transaction being registered is eligible to be sold on a delayed or continuous basis under Rule 415(a)(1)(i).

Rule 415(a)(1)(i) provides in relevant part that securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to securities which are to be offered or sold solely by or on behalf of persons other than MedaSorb. MedaSorb respectfully submits that all the shares registered for resale under the Registration Statement are covered by Rule 415(a)(1)(i) because (i) all the securities will be offered or sold solely by security holders of MedaSorb and not by MedaSorb; and (ii) none of the security holders is acting on behalf of MedaSorb. MedaSorb will receive no proceeds from the Offering, except for proceeds that may be received by MedaSorb upon exercise of warrants being registered.

1114 AVENUE OF THE AMERICAS NEW YORK, NY 10036-7798 T: (212) 479-6000 F: (212) 479-6275 WWW.COOLEY.COM

Securities and Exchange Commision
December 13, 2006
Page Two

Each of the selling stockholders is acting on its own behalf and not on behalf of MedaSorb. The selling security holders purchased the shares for investment purposes and not with a view to distribution. There are no indicia that any of the selling security holders is engaged in a “distribution.” A distribution is defined under Regulation M as an offering of securities that differs from normal trading activities for reasons that include special selling efforts and selling methods. To the knowledge of MedaSorb, none of the selling security holders is making any special selling efforts, utilizing any special selling methods, or entering into any agreements, understandings or arrangements with any underwriter, broker-dealer, or other person or entity with respect to the sale of the shares covered by the Registration Statement.

Because none of the selling stockholders is acting on behalf of MeaSorb, and because the Registration Statement pertains only to securities being offered or sold by persons other than MeaSorb, the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(l)(i).

We note that pursuant to a waiver provided by Margie Chassman, MedaSorb will not be registering any shares of Common Stock beneficially held by her. Ms. Chassman has requested that we inform the Staff that her provision of such waiver should not be deemed an admission by her that she is an affiliate of MedaSorb.

Item D.29 of the SEC’s Manual of Publicly Available Telephone Interpretations sets forth six factors which an issuer should analyze to determine the application of Rule 415. MedaSorb has analyzed these factors, and believes this analysis provides further confirmation that the sales of securities being registered are appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i). We believe that given the nature and size of the transaction being registered, this transaction qualifies to be made on a shelf basis under Rule 415(a)(1)(c).

A.	How long the selling stockholders have held the shares.

The selling stockholders have held the shares for time periods that range from over five months to over two months. In each case, during the entire period since the date of acquisition, the selling stockholders have been subject to the economic and market risks of ownership, with no assurance of the stockholders’ ability to sell the shares, either in a liquid market - or at all. (We acknowledge that these risks are mitigated, but only in part, with respect to the four institutional investors that purchased MedaSorb’s securities on June 30, 2006 and received the benefit of a pledge of third party securities from Margie Chassman, as described in the Registration Statement. However, in that regard, we note that as of December 11, 2006, the value of the pledged securities had declined from the date of pledge to approximately $1,907,500, while the shares of Common Stock underlying the Series A Preferred Stock issued to the four institutional investors had declined by close to $2.9 million, from $5,250,000 (based on the $1.25 conversion price) to $2,394,400.) This situation is contrary to that of a stockholder that undertakes the purchase of stock “with a view to distribution” or otherwise on behalf of MedaSorb.

Securities and Exchange Commision
December 13, 2006
Page Three

B.	The circumstances under which the selling stockholders acquired the shares.

The shares being registered are issuable to security holders pursuant to the terms of a private placement offering made by MedaSorb to accredited investors. Securities were purchased by security holders at a fixed price, and each investor represented to MedaSorb that it was acquiring the securities for its own account, not as nominee or agent, and not with a view toward resale or distribution. Since the date of purchase, security holders have had no mechanism to redeem, put or otherwise require MedaSorb to repurchase the securities. All of these securities were issued to “accredited investors,” and were exempt from registration under Section 4(2) of the Securities Act of 1933, as amended.

C.	The selling stockholders’ relationship to the issuer.

None of the four institutional investors in the June 30, 2006 closing of the private placement had any prior relationship with MedaSorb. Other than Joseph Rubin, who is a director of MedaSorb, none of the selling stockholders who acquired our securities on September 30, 2006 had any prior relationship with MedaSorb (other than as a minority stockholder). Mr. Rubin’s relationship with MedaSorb, both prior and current, is not in an underwriting capacity or as a conduit on behalf of MedaSorb.

D.	The amount of shares involved.

In June 2006, MedaSorb sold to investors shares of Series A 10% Cumulative Convertible Preferred Stock in a private offering exempt from registration pursuant to Section 4(2) and Regulation D (Rule 506) under the Securities Act. These shares of Preferred Stock were initially convertible into 4.2 million shares of Common Stock. In conjunction with the sale of the Series A Preferred Stock, these investors also received warrants to purchase an additional 2.1 million shares of Common Stock. In September 2006, MedaSorb issued 799,885 shares of Preferred Stock convertible into an additional 639,908 shares of Common Stock and warrants to purchase 319,954 shares of Common Stock to a group of 28 existing stockholders.

The 7,319,862 shares of Common Stock described above represents 23.0% of the outstanding shares of Common Stock at the date of filing of the Registration Statement, giving effect to the issuance of such shares. MedaSorb has also included in the Registration Statement an additional 105,000 shares of Common Stock underlying Preferred Stock issued to the investors as a dividend on September 30, 2006, and 1,719,793 additional shares of Common Stock that may be issued upon the conversion of shares of Series A Preferred Stock that may be issued to the selling stockholders as dividends in the future. In addition, MedaSorb seeks to register 5,028,526 shares of Common Stock which may be issued in the future as required by the terms of its subscription agreements with the investors.

E.	Whether the selling stockholders are in the business of underwriting securities.

None of the selling stockholders is involved in the business of underwriting securities.

F.	Whether, under all the circumstances, it appears that the selling stockholders are acting as a conduit for the issuer.

None of the selling stockholders is acting as a conduit for MedaSorb. Not only do the relationships, or lack of relationships, between MedaSorb and the selling stockholders confirm this, but there is no indication of any kind relevant to acting as a conduit. Each selling stockholder is an investor and made an independent investment decision to acquire securities of MedaSorb. The selling stockholders are not in the underwriting business.

Securities and Exchange Commision
December 13, 2006
Page Four

Based on all the facts, circumstances and other matters related to the Registration Statement, including those set forth above, MedaSorb believes and respectfully submits that the transaction covered by the Registration Statement is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Prospectus Cover Page

2. The bullet point list has been revised to specify the number of shares being offered.

Table of Contents

3. The table has been revised as requested.

Prospectus Summary

Summary of our Business

4. The disclosure has been revised as requested and the reference to a “breakthrough” blood purification technology has been deleted. A description of the current stage of development of each product has been added.

5. The disclosure has been revised to delete the reference to “many potential applications for our products” and a description has been added to describe the extent to which MedaSorb’s products have been tested.

Risk Factors

6. A risk factor has been added addressing the fact that MedaSorb may issue authorized but unissued shares of common and preferred stock without further stockholder approval, and that these shares may be granted rights and preferences that are greater than those of common shares being offered pursuant to the prospectus.

We depend on key personnel

7. The risk factor has been revised to discuss the amount of time Dr. Winchester, MedaSorb’s Chief Medical Officer, devotes to MedaSorb, and the demands on his time from his other job responsibilities.

The failure to obtain government approvals

8. The caption has been revised to clarify that MedaSorb has not started the process to seek FDA approval for any products and the process, including the completion of clinical trials, is lengthy and expensive and may not result in FDA approval.

Data obtained from clinical

9. The caption has been revised to clarify that MedaSorb has conducted limited clinical testing on its products to date.

Securities and Exchange Commision
December 13, 2006
Page Five

Cautionary Statement

10. The reference to the Private Securities Litigation Reform Act of 1995 has been deleted.

Equity Compensation Plan Information

11. A footnote has been added to the Equity Compensation Plan Information table disclosing how MedaSorb determined the weighted average exercise prices listed in the table.

Management’s Discussion and Analysis or Plan of Operation

12. The disclosure has been revised to clarify that there can be no assurance that the FDA will allow MedaSorb to conduct a subsequent pivotal study following receipt of data from a pilot study that has not yet been conducted.

13. Disclosure has been added to explain in more detail the interest expense transactions.

Business

Overview

14. The bases for the disclosure, which we have revised, with respect to the efficacy of MedaSorb’s products, is supported by the studies specifically referenced in the Registration Statement, and/or the research articles and publications referred to in responses 20 and 23 below.

15. The disclosure has been revised to clearly describe MedaSorb’s business plan. MedaSorb has deleted vague references to potential uses for its products and applications, and has identified the extent of research that has been conducting supporting its beliefs as to the applications for its products.

Corporate History

16. The disclosure has been expanded to discuss the material terms of the reverse acquisition, the amount and type of securities issued at the time of the reverse acquisition and the material terms of the preferred stock financing. The disclosure now identifies the major stockholders before and after the acquisition and the number of shares they held.

17. The disclosure under Corporate History has been expanded with respect to Ms. Chassman’s pledge of securities and how the pledge of securities will be used to protect the four investors who purchased MedaSorb’s securities on June 30, 2006.

Technology, Products and Applications

18. The disclosure in the Business section has been expanded to describe the physical characteristics of MedaSorb’s products, their use, and the basis for MedaSorb’s expectation that it will be able to sell its CytoSorb™ device for $500 per unit.

Securities and Exchange Commision
December 13, 2006
Page Six

Market, Size and Economic Potential

19. The projections have been deleted throughout the Business section as requested.

20. MedaSorb does not believe any consent from third parties is required for the use of data prepared by those parties referenced in the Registration Statement. No reports referred to in the Registration Statement or provided with this letter have been prepared specifically for use by MedaSorb. The data from The National Kidney Foundation provided in the Registration Statement is in the public domain and freely available on the Internet at http://www.kidney.org/kidneyDisease. Attached to this letter as Annex A are the articles and research materials referred to below, which support the data cited throughout the Registration Statement. As requested, these materials have been marked to support the references in the prospectus.

Data or Claim in the Registration Statement	Supporting Reference Material

Relationship of cytokine release to sepsis
Definitions for sepsis and organ failure and guidelines for the use of innovative therapies in sepsis. The ACCP/SCCM Consensus Conference Committee. American College of Chest Physicians/Society of Critical Care Medicine. Chest 101, 1644-1655 (1992)

Bone, R.C. The pathogenesis of sepsis. Annals of Internal Medicine 115, 457-467 (1991)

Relationship of cytokine release to cardio pulmonary bypass	Vallely, M., Bannon, P. The Systemic Inflammatory Response Syndrome and Off-Pump Cardiac Surgery. The Heart Surgery Forum Supplement #2000-52399 4 (Supp 1):S7-S13, 2001

Relationship of cytokine release to brain death (organ donation)	Venkataraman, R., Song, M., Lynas, R. & Kellum, J.A. Hemoadsorption to improve organ recovery from brain-dead organ donors: a novel therapy for a novel indication? Blood Purif, pp: 143-149 (2004).

Relationship of cytokine release to other medical conditions	Bone, RC, Toward a theory regarding the pathogenesis of the systemic inflammatory response syndrome: what we do and do not know about cytokine regulation. Crit Care Med, pp: 163-72 (1996)

Relationship of Beta 2-Microglobulin to kidney disease
Leypoldt, JK , Effect of dialysis membranes and middle molecule removal of chronic hemodialysis patient survival. American Journal Kidney Disease 1999;14:1467-1671

Vanholder, R., DeSmet, R., Lameire, N.H. Redesigning the Map of Uremic Toxins. Contributions Nephrology, Karger, 133, pp: 42-70, (2001)

Securities and Exchange Commision
December 13, 2006
Page Seven

Testing results for MedaSorb products ability to remove cytokines in a septic rat model
Kellum, J.A., Song, M. & Venkataraman, R. Hemoadsorption Removes TNF, IL-6 and IL-10, Reduces NFB DNA binding and Improves Short-Term Survival in Lethal Endotoxemia. Crit Care Med 32, pp: 801-805 (2004).

Results of treatment of chronic kidney disease with BetaSorb in trial test	Ronco C., et. al., First clinical experience with an adjunctive hemoperfusion device designed specifically to remove beta(2)-microglobulin in hemodialysis. Blood Purif. 2001;19(2):260-3.

Annual incidence of sepsis and cost of sepsis treatment
Angus, D.C. et al. Epidemiology of severe sepsis in the United States : Analysis of incidence, outcome and associated costs of care. Crit Care Med 2001;29:1303-1310

Dremsizov TT, Kellum JA, Angus DC Incidence and definition of sepsis and associated organ dysfunction. Int J Artif Organs. 2004 May;27,pp: 352-359.

28%-60% Sepsis mortality rates
Friedman et al., Has the mortality of septic shock changed with time, Crit Care Med. 1998;26:2078

Natanson et al., The sirens’ song of confirmatory sepsis trials : Selection bias and sampling error, Crit Care Med. 1998:26:1927

Abraham et al., p55 Tumor Necrosis Factor Receptor Fusion Protein in the Treatment of Patients with Severe Sepsis and Septic Shock, JAMA. 1997;277:1531

Brun-Buisson et al. Incidence, Risk Factors, and Outcome of Severe Sepsis and Septic Shock in Adults, JAMA. 1995;274:96

6,000 Annual brain dead organ donors	Organ Procurement and Transplantation Network, Donors Recovered in the U.S. by Donor Type, 2000

Donor waiting list of 85,000	United Network for Organ Sharing (UNOS)

400,000 Cardiac bypass procedures performed annually	2006 Heart and Stroke Statistical Update, American Heart Association

$32,000 Cost per cardiac bypass procedure	Hlatky, M., et.al. Medical Care Costs and Quality of Life after Randomization to Coronary Angioplasty or Coronary Bypass Surgery, New England Journal of Medicine, 1997:336:92-99

1.4 million world wide receiving chronic dialysis; 300,000 in U.S. receiving chronic dialysis, and treatment of 89% of patients with chronic kidney disease with hemiodialysis	Moeller, S., et. al., ESRD Patients in 2001 : global overview of patients, treatment modalities and development trends, Nephrol Dial Transplant (2002) 17: 2071-2076

Securities and Exchange Commision
December 13, 2006
Page Eight

Products (Currently in Development)

21. The disclosure has been revised to reflect the limited testing of MedaSorb’s products. We note, however, that MedaSorb has tested its products on more than one patient. As reflected in the Registration Statement, the BetaSorb™ device has been in used in three human pilot trials in the U.S. and Europe, with 347 treatments, in connection with the application to patients suffering from chronic kidney failure. In addition, the BetaSorb™ device was tested on a single patient with bacterial sepsis. CytoSorb’s™ toxin clearing ability and its ability to interact safely with blood (hemocompatibility) has been demonstrated through ISO 10993 testing and in limited studies on rats.

22. The disclosure in the Product section with respect to the clinical studies conducted on behalf of MedaSorb has been expanded as requested to address the number of patients, material results and significance of each of the studies referenced in the section, as well as to clarify who conducted the study.

Commercial and Research Partners

23. The disclosure has been clarified as requested with respect to the University of Pittsburgh, and the SubAward Agreement has been filed as an exhibit to the Registration Statement. Neither the University of Pittsburgh nor its researchers have any equity or similar interest in MedaSorb. In addition to the materials attached as Annex A and referred to in response 20 above, five studies have been published discussing MedaSorb’s technology and are included with this letter as Annex B.

24. Disclosure has been added with respect to all of MedaSorb’s Advisory Boards, as well as related fee arrangements.

25. Disclosure has been revised to reduce the description of the Fresenius Agreement and deemphasize MedaSorb’s relationship with Fresenius. MedaSorb respectfully submits that the Fresenius Agreement is not material to MedaSorb at this time given that MedaSorb is focused on the commercialization of its CytoSorb device and not currently pursuing the commercialization of BetaSorb, which is the subject of the Fresenius Agreement. At such time, if ever, as MedaSorb pursues the BetaSorb product, it will reconsider the materiality of the Fresenius Agreement.

Royalty Agreements

With Principal Stockholder

26. The disclosure has been revised to specify the nature and the amount of the investment made by Ms. Montiel, and the royalty agreement with her has been filed as an exhibit to the Registration Statement.

With Purolite

27. The disclosure has been revised to specify the nature of the patents that are the subject of the settlement agreement and their relevance to MedaSorb’s products. The disclosure has also been revised to clarify what happens to MedaSorb’s rights to its technology and proprietary know how after the 18 year term of the Settlement Agreement.

Securities and Exchange Commision
December 13, 2006
Page Nine

Competition

Sepsis

28. The disclosure has been revised to clarify the testing done on the CytoSorb product to date. The disclosure has also been revised to explain in greater detail how the device works.

Government Research Grants

29. The disclosure has been revised to state when the $7 million NIH grant was issued and the status of this University of Pittsburgh study.

30. We have deleted the statements that the two grants were awarded to “explore the use of our technology in sepsis and transplant organ preservation” to reflect the more generalized nature of the study.

Intellectual Property and Patent Litigation

31. The disclosure has been revised to describe MedaSorb’s material patents and patent applications, including the duration of each material patent.

32. The disclosure has been revised to specify the nature of the patents that are the subject of MedaSorb’s dispute with Dow and their relevance to MedaSorb’s potential products. The disclosure has also been expanded to include the current status of the subject technology as requested.

Agreement with Chief Executive Officer

33. The dilution risk factor has been revised as requested. The disclosure has been revised to include the number of options to which Mr. Kraus is currently entitled assuming the conversion of the Series A Preferred Stock and the exercise of all related warrants, as well as all other warrants and options currently standing.

34. The disclosure has been revised to provide the option exercise price for Mr. Kraus. Messrs. Capponi and Lamadrid no longer have the right to receive options under their employment agreements, and the disclosure has been clarified to reflect this.

Certain Relationships and Related Transactions.

35. The disclosure has been revised as requested to disclose that Ms. Chassman was not affiliated with MedaSorb prior to her funding of the $1 million advance, to reflect the fair market value of the shares issued to her, to clarify that such shares were part of the shares of MedaSorb Delaware outstanding prior to the merger, and to provide additional details as to the terms of the voting and lockup agreement.

Securities and Exchange Commision
December 13, 2006
Page Ten

We have filed with Amendment No. 1 the Term Sheet For An Investment In MedaSorb Technologies, LLC, dated October 26, 2005 (the “Investment Agreement”), which is referred to in the Registration Statement as the Investment Agreement with Ms. Chassman. The details and timing of specific transactions contemplated by the Investment Agreement were subsequently superseded by the conduct and agreements of the parties. The subsequent agreements are evidenced by an unsigned Term Sheet dated June 13, 2006, which we are suplementally providing to the Staff as Annex C to this letter.

36. The disclosure has been revised to include the fair market value of all securities Ms. Chassman received in exchange for the October 2005 loan.

37. The Investment Agreement provided that Ms. Chassman would be issued 10 million shares of common stock “in consideration for funding the [$1 million] Loan.” The Investment Agreement also provided that Ms. Chassman “would assist in arranging a Qualified Merger” and that she would “invest or arrange for others to invest” between $3 to $11.5 million. This assistance consisted primarily of consultations between MedaSorb Delaware and Ms. Chassman’s husband, David Blech. Mr. Blech introduced MedaSorb Delaware to potential placement agents, investors and merger partners, including the company that MedaSorb Delaware ultimately merged with (Gilder Enterprises, Inc.), and the four institutional investors that purchased $5.25 million of MedaSorb’s securities on June 30, 2006. Mr. Blech also assisted MedaSorb Delaware in structuring these transactions. Of the four investors, two had co-invested with Ms. Chassman in other transactions, and the other two were introduced by the investors that had previously invested with Ms. Chassman. A description of Mr. Blech and his background can be found in footnote 2 to the Principal Stockholders table. MedaSorb has been informed that Ms. Chassman has operated a small graphic design business for at least fifteen years and, for at least the last seven years, has invested in numerous early stage biotechnology and information technology companies. MedaSorb has also been informed that Ms. Chassman’s portfolio of investments, exclusive of her investment in MedaSorb, is currently worth in excess $25,000,000. The prospectus has been revised to reflect the foregoing.

38. The disclosure has been revised as requested with respect to Ms. Chassman’s pledge of securities to the investors in MedaSorb’s June 30, 2006 private placement.

39. Please be advised that the reference to the advance in note 5 to the financial statements has been deleted because no advance was ever made by MedaSorb and no further obligation exists with respect to such advance. As set forth in Annex C to this letter, such advance was intended to be made to Ms. Chassman if she requested it, but only to the extent she would pledge to MeaSorb marketable securities with a fair market value equal to the advance.

40. The disclosure has been revised to state the amount of the investment made by Ms. Montiel and the equity interest she received in 2003.

41. The disclosure has been expanded to discuss the material terms of the notes that were converted prior to the merger, the terms of the conversion, and to identify the single note holder (Ms. Montiel) that was an affiliate.

Securities and Exchange Commision
December 13, 2006
Page Eleven

Principal Stockholders

42. We have revised the Selling Stockholders table to provide disclosure regarding the 4.99% cap, and the footnotes for the first three stockholders in that table includes the percentage such selling stockholder would own absent such cap. We also note that that the percentage ownership in the Principal Stockholders table is calculated in accordance with Rule 13d-1 under the Securities Exchange Act of 1934, while percentage ownership in the Selling Stockholders table reflects all shares being registered under the Registration Statement, including those not currently beneficially owned under Rule 13d-1.

Selling Stockholders

43. We advise the Staff that Alpha Capital’s complete name is Alpha Capital Aktiengesellschaft, and it is listed as owning 2,330,075 shares. The table has been reformatted to clarify this.

44. The Registration Statement has been revised to disclose the material terms of the transactions that resulted in the issuances reflected in the Selling Stockholders table, the terms regarding the adjustment shares, and the method MedaSorb used to calculate them.

45. Based on questionnaires received by MedaSorb from each of the Selling Stockholders, it is MedaSorb’s belief that no selling stockholder is a broker dealer or an affiliate of a broker dealer. We note that in responses in their questionnaires, one investor indicated that she is employed by UBS Securities as an attorney, and that another investor indicated that he is a retired general partner of Goldman Sachs.

June 30, 2006 Financial Statements

General

46. The financial statements have been updated as required by item 310(g) of Regulation S-B.

Note 4 Stockholders’ Equity

47. Note 4 to the September 30, 2006 financial statements included in the Registration Statement discloses the material terms of the Series A Preferred Stock and warrants, and the registration rights provided to investors under the related Subscription Agreements.

Note 4 of these financial statements also describes the accounting for the preferred stock, warrants, related discounts and beneficial conversion features. The proceeds received from the issuance of these securities were allocated based upon the relative fair values of the preferred stock and warrants. Because the shares of Series A Preferred stock are immediately convertible, the stock discount and related beneficial conversion option, if any, have been fully amortized as a preferred stock dividend located between net income and net income available to common stockholders on the face of the September 30, 2006 Consolidated Statement of Operations.

Securities and Exchange Commision
December 13, 2006
Page Twelve

With respect to the registration rights provided to investors, which include the payment of 2% per month cash penalties in the event of “Non-Registration Events”, MedaSorb has considered EITF 00-19 and concluded that such registration rights do not meet the definition of a “free standing” derivative as specified in paragraphs 3 and 5 of the EITF. Further, MedaSorb has considered EITF 05-4, which specifically deals with the issue of whether registration rights should be accounted for as a derivative, and note that the Emerging Issues Task Force concluded that there is diversity in practice with respect to registration rights, which caused the task force to defer consensus on this issue. As part of their consideration of this issue, MedaSorb also notes that the applicable section of the Subscription Agreements include no reference to an “underlying” right or security, which is a required component of a derivative under SFAS 133, and MedaSorb therefore has concluded that registration rights provided for in the Subscription Agreements do not meet the definitions of an embedded derivative.

In addition, MedaSorb has also considered proposed FASB Staff Position EITF 00-19b, which proposes that registration rights be assessed in accordance with SFAS No. 5. MedaSorb has made this assessment and concluded that it is currently not probable that a penalty related to delayed registration will occur. As a result, no liability is required to be recorded on MedaSorb’s financial statements at this time.

48. During October 2005, in connection with the $1,000,000 loan from Ms. Chassman, MedaSorb Delaware committed to issuing 10,000,000 shares of common stock if certain events/contingencies were met. Effective June 30, 2006, those contingencies were met. Upon initial receipt of the $1,000,000 loan, no debt discount was recorded due to the contingent nature of the events. However, since those events have taken place and the shares have been issued, the recording of this transaction was reconsidered as of June 30, 2006.

In accordance with EITF 00-27, MedaSorb calculated the relative fair value of the debt and the securities. The relative fair value of the debt resulted in a debt discount of approximately $900,000, ascribed to the value of the 10,000,000 shares. MedaSorb then measured the value of the conversion feature associated with the debt, which resulted in a beneficial conversion feature of approximately $1,150,000. In accordance with EITF 98-5, total debt discount is limited to the amount of proceeds received, in this case, $1,000,000. In accordance with EITF 00-27, the $1,000,000 discount was then amortized immediately as interest expense as its stated redemption date was June 30, 2006. Note 3 to the September 30, 2006 financial statements included in the Registration Statement is reflective of foregoing.

December 31, 2005 Financial Statements

Report of Independent Public Accountant

49. The report has been signed as requested.

Securities and Exchange Commision
December 13, 2006
Page Thirteen

Statement of Operations

50. MedaSorb considered presenting pro forma tax and earnings per share data on the face of the historical statements. However, MedaSorb determined that such presentation provides no benefit to a reader of the financial statements and is not required under generally accepted accounting principles for the following reasons. Had MedaSorb calculated and presented pro forma tax data, this would have resulted in a deferred tax asset resulting substantially from MedaSorb’s net operating losses. As a result of MedaSorb’s lack of revenue, as well as the uncertainties associated with its ability to continue as a going concern, MedaSorb would have recorded a 100% deferred tax valuation allowance against the deferred tax asset, resulting in no pro forma tax expense.

Unaudited Pro Forma Financial Statements

51. The pro forma financial statements have been deleted as requested.

Part II

Item 26. Recent Sales of Unregistered Securities

52. The Registration Statement has been revised to provide additional requested disclosure related to the exchange by existing stockholders that had invested an aggregate of $799,885 in MedaSorb Delaware during 2005 and exchanged 240,929 shares of Common Stock and warrants for shares of Series A Preferred Stock and warrants.

Exhibits

53. We have re-filed the referenced exhibits, among others, to reflect their execution as required by Item 601 of Regulation S-B.

Exhibits 23.2

54. A current consent with the conforming signature of WithumSmith Brown, A Professional Corporation, has been filed with Amendment No. 1.

If you have any comments or questions regarding this letter or Amendment No. 1, please do not hesitate to call the undersigned at (212) 479-6113 or Alison Newman at (212) 479-6190.

Yours,

Zev M. Bomrind

Annex A
Reference Materials

Tab	Reference Material

1
Definitions for sepsis and organ failure and guidelines for the use of innovative therapies in sepsis. The ACCP/SCCM Consensus Conference Committee. American College of Chest Physicians/Society of Critical Care Medicine. Chest 101, 1644-1655 (1992)

2	Bone, R.C. The pathogenesis of sepsis. Annals of Internal Medicine 115, 457-467 (1991)

3	Vallely, M., Bannon, P. The Systemic Inflammatory Response Syndrome and Off-Pump Cardiac Surgery. The Heart Surgery Forum Supplement #2000-52399 4 (Supp 1):S7-S13, 2001

4	Venkataraman, R., Song, M., Lynas, R. & Kellum, J.A. Hemoadsorption to improve organ recovery from brain-dead organ donors: a novel therapy for a novel indication? Blood Purif, pp: 143-149 (2004).

5	Bone, RC, Toward a theory regarding the pathogenesis of the systemic inflammatory response syndrome: what we do and do not know about cytokine regulation. Crit Care Med, pp: 163-72 (1996)

6	Leypoldt, JK , Effect of dialysis membranes and middle molecule removal of chronic hemodialysis patient survival. American Journal Kidney Disease 1999;14:1467-1671

7	Vanholder, R., DeSmet, R., Lameire, N.H. Redesigning the Map of Uremic Toxins. Contributions Nephrology, Karger, 133, pp: 42-70, (2001)

8
Kellum, J.A., Song, M. & Venkataraman, R. Hemoadsorption Removes TNF, IL-6 and IL-10, Reduces NFB DNA binding and Improves Short-Term Survival in Lethal Endotoxemia. Crit Care Med 32, pp: 801-805 (2004).

9	Ronco C., et. al., First clinical experience with an adjunctive hemoperfusion device designed specifically to remove beta(2)-microglobulin in hemodialysis. Blood Purif. 2001;19(2):260-3.

10	Angus, D.C. et al. Epidemiology of severe sepsis in the United States : Analysis of incidence, outcome and associated costs of care. Crit Care Med 2001;29:1303-1310

11	Dremsizov TT, Kellum JA, Angus DC Incidence and definition of sepsis and associated organ dysfunction. Int J Artif Organs. 2004 May;27,pp: 352-359.

12	Friedman et al., Has the mortality of septic shock changed with time, Crit Care Med. 1998;26:2078

13	Natanson et al., The sirens’ song of confirmatory sepsis trials : Selection bias and sampling error, Crit Care Med. 1998:26:1927

14	Abraham et al., p55 Tumor Necrosis Factor Receptor Fusion Protein in the Treatment of Patients with Severe Sepsis and Septic Shock, JAMA. 1997;277:1531

15	Brun-Buisson et al. Incidence, Risk Factors, and Outcome of Severe Sepsis and Septic Shock in Adults, JAMA. 1995;274:96

16	Organ Procurement and Transplantation Network, Donors Recovered in the U.S. by Donor Type, 2000

17	United Network for Organ Sharing (UNOS)

18	2006 Heart and Stroke Statistical Update, American Heart Association

19	Hlatky, M., et.al. Medical Care Costs and Quality of Life after Randomization to Coronary Angioplasty or Coronary Bypass Surgery, New England Journal of Medicine, 1997:336:92-99

20	Moeller, S., et. al., ESRD Patients in 2001: global overview of patients, treatment modalities and development trends, Nephrol Dial Transplant (2002) 17: 2071-2076

Annex B

Reviews of MedaSorb Technology

Tab

1	Mingchen Song, James Winchester, Robert L. Albright, Vincent J. Capponi, Michael D. Choquette, and John A. Kellum; Cytokine Removal with a Novel Adsorbent Polymer, Blood Purif 2004;22:428-434

2
Marion D. Morena, Daqing Guo, Vaidyanathapuram S. Balakrishnan, James A. Brady, James F. Winchester, and Bertrand L. Jaber; Effect of a novel adsorbent on cytokine responsiveness to uremic plasma, Kidney International, Vol. 63 (2003), pp. 1150-1154

3	Elisa Menegatti, et. al., Absence of NF-kB Activation by a New Polystyrene-Type Adsorbent Designed for Hemoperfusion Blood Purif 2005;23:91-98

Annex C

Term Sheet dated June 13, 2006